SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Citizens Effingham Bancshares, Inc.
(Name of Issuer)
Citizens Effingham Bancshares, Inc.

Harry H. Shearouse	Michael T. Lee
Jon G. Burns	Thomas C. Strickland, Jr.
Charles E. Hartzog	Mariben M. Thompson
Philip M. Heidt	H. Mitchell Weitman
W. Harvey Kieffer	Wendel H. Wilson
C. Murray Kight
(Names of Person(s) Filing Statement)
Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)
Harry H. Shearouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Springfield, Georgia 31329
(912) 754-0754

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy To:
Beth Lanier, Esq.
Powell Goldstein LLP
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 572-6600

This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,539,648	$181.22

*	For purposes of calculating the fee only. This amount assumes 72,520 shares of common stock of the subject company will be exchanged for 72,520 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of June 30, 2005, which was $21.31 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$181.22	Filing Party:	Citizens Effingham Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	September 30, 2005

SIGNATURE

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
     This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) for Citizens Effingham Bancshares, Inc. (“Citizens Effingham”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.
     The Articles of Amendment to Citizens Effingham’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of Citizens Effingham’s common stock held by shareholders who are the record holders of 500 or fewer shares of common stock into shares of Citizens Effingham’s Series A preferred stock were approved by Citizens Effingham’s shareholders on September 12, 2006 and became effective on September 15, 2006 upon the filing of the Articles of Amendment with the Georgia Secretary of State. As a result of the Reclassification, 59,900 shares of Citizens Effingham common stock held by approximately 247 shareholders of record were reclassified to Citizens Effingham Series A preferred stock, on the basis of one share of Series A preferred stock for each share of common stock. After the Reclassification, the number of outstanding shares of Citizens Effingham common stock was 452,100 and the number of common shareholders of record was approximately 164. Additionally, after the Reclassification, the number of outstanding shares of Citizens Effingham Series A preferred stock was 59,900 and the number of Series A shareholders of record was approximately 247. Three Citizens Effingham shareholders exercised statutory dissenters’ rights with respect to the Reclassification.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 18, 2006

CITIZENS EFFINGHAM BANCSHARES, INC.

By:	/s/ Harry H. Shearouse

Harry H. Shearouse
President and Chief Executive Officer
OTHER FILING PERSONS:

/s/ Jon G. Burns	/s/ Thomas C. Strickland, Jr.

Jon G. Burns	Thomas C. Strickland, Jr.

/s/ Charles E. Hartzog	/s/ Mariben M. Thompson

Charles E. Hartzog	Mariben M. Thompson

/s/ Philip M. Heidt	/s/ H. Mitchell Weitman

Philip M. Heidt	H. Mitchell Weitman

/s/ W. Harvey Kieffer	/s/ Wendel H. Wilson

W. Harvey Kieffer	Wendel H. Wilson

/s/ C. Murray Kight	/s/ Harry H. Shearouse

C. Murray Kight	Harry H. Shearouse

/s/ Michael T. Lee
Michael T. Lee